UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 20, 2020

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This report on Form 6-K/A amends GENFIT (the “Company”)’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 20, 2020 (the ”February 20, 2020 6-K”) to clarify that the RESOLVE-IT Phase 3 trial evaluating elafibranor in NASH remains blinded at this time. The revised Exhibit 99.2 amends and replaces Exhibit 99.1 of the February 20, 2020 6-K. Other than mentioned above, no part of the Form 6-K furnished on February 20, 2020 is being amended.

EXHIBIT LIST

Exhibit	Description

99.2	Amended Press Release dated February 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: February 21, 2020	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer